EXHIBIT 99.1

NOTICE OF REDEMPTION
to the holders of
NGG Finance plc
(the “Issuer”)
€1,250,000,000 Fixed Rate Resettable Capital Securities due 2076
(the “Securities”)
ISIN: XS0903531795
Common Code: 090353179

NOTICE IS HEREBY GIVEN to holders of the outstanding Securities of the Issuer that, in accordance with Condition 7(e) (Redemption Following Substantial Repurchase) of the Securities, the Issuer has decided to redeem all of its outstanding Securities on 14 October 2019 (the “Redemption Date”) at their principal amount, together with any accrued and unpaid interest up to (but excluding) the Redemption Date (including any accrued but unpaid Deferred Interest).
All conditions of the Securities remain unchanged until redemption and unless otherwise defined in this Notice, terms used in this Notice have the meanings given to them in the Securities.
Furthermore, the Issuer hereby provides notice that it intends to cancel the listing of the Securities, which are listed on the Official List of the Financial Conduct Authority and traded on the Main Market of the London Stock Exchange plc.
Accordingly, the Issuer will request the Financial Conduct Authority to cancel the listing of the Securities on or around 14 October 2019.

For further information, please contact:
Kwok Liu
Deputy Treasurer, Funding & Investment
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 (0) 20 7004 3367
Fax: +44 (0) 20 7004 3363